FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: December 16, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1       Name and Address of Company

KNIGHT RESOURCES LTD.
3rd Floor, 157 Alexander Street
Vancouver, BC V6A 1B8

Item 2       Date of Material Change

   December 16, 2004

Item 3       News Release

The news release dated December 16, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4       Summary of Material Change

The Company has negotiated a non-brokered private placement in the amount of $500,000. These funds will be raised by the Company issuing a total of 2,000,000 flow through shares at a price of $0.25 per share.

The funds raised by way of this private placement will be used for the Company's 2005 exploration program on the West Raglan Project. The preliminary budget for the 2005 exploration program is $5,000,000.

Finder's fees may be payable in cash and/or shares with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

The private placement is subject to the approval of the TSX Venture Exchange.

Item 5       Full Description of Material Change

The Company has negotiated a non-brokered private placement in the amount of $500,000. These funds will be raised by the Company issuing a total of 2,000,000 flow through shares at a price of $0.25 per share.

The funds raised by way of this private placement will be used for the Company's 2005 exploration program on the West Raglan Project. The preliminary budget for the 2005 exploration program is $5,000,000.

Finder's fees may be payable in cash and/or shares with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

The private placement is subject to the approval of the TSX Venture Exchange.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7       Omitted Information

No information has been omitted in respect of the material change.

Item 8       Executive Officer

DAVID PATTERSON
Chief Executive Officer       Telephone: (604) 684-6535

Item 9       Date of Report

December 16, 2004.

KNIGHT RESOURCES LTD.

Per:

“David Patterson”
David Patterson,
Chief Executive Officer